CREO CAPITAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2015

TOTAL MEMBER'S EQUITY	$	505,117
DEDUCTIONS AND/OR CHARGES:		-
NET CAPITAL	$	505,117
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtness)		5,000
EXCESS NET CAPITAL	$	500,117
TOTAL AGGREGATE INDEBTEDNESS	$	900
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.18%

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2015.*

See report of independent registered public accounting firm